UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2000.

or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______to______.

Commission file number 1-6991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WAL-MART STORES, INC., 401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Wal-Mart Stores, Inc. 401(k)
Retirement Savings Plan

Financial Statements and
Supplemental Schedule

As of January 31, 2000 and 1999, and for the Year ended January 31, 2000

Contents

Report of Independent Auditors                                                                                                               3

Audited Financial Statements

Statements of Net Assets Available for Benefits                                                                                      4
Statement of Changes in Net Assets Available for Benefits                                                                      5
Notes to Financial Statements                                                                                                            6-11

Supplemental Schedule

Schedule H; Line 4i—Schedule of Assets
Held for Investment Purposes At End of Year                                                                                     12

Report of Independent Auditors

The Administrative Committee of the
    Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan as of January 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended January 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended January 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of January 31, 2000, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Tulsa, Oklahoma
June 30, 2000

Wal-Mart Stores, Inc. 401(k)
Retirement Savings Plan

Statements of Net Assets Available for Benefits

	January 31
	2000	1999
	(In Thousands)
Assets
Investments	$ 815,652	$414,372

Receivables:
Company contribution	184,029	160,741
Associates’contributions	5,685	5,442
Total receivables	189,714	166,183
Cash and other	1,929	387
Net assets available for benefits	$1,007,295	$580,942

See accompanying notes.

Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended January 31, 2000
(In Thousands)

Additions:
Associate contributions	$ 177,009
Company contributions	184,374
Net appreciation in fair value of investments	86,365
Dividend income	33,499
Total asset additions	481,247

Deductions:
Benefit payments	54,894
Total asset deductions	54,894

Net increase in net assets available for benefits	426,353
Net assets available for benefits at beginning of year	580,942
Net assets available for benefits at end of year	$1,007,295

See accompanying notes.

Wal-Mart Stores, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements

January 31, 2000 and 1999

1. Description of the Plan

The following description of the Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information regarding the Plan as in effect on January 31, 2000. This document is not part of the summary plan description of the Plan and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") reserves the right to unilaterally amend, modify, or terminate the Plan at any time, and such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries. All investment programs of the Plan are fully participant-directed.

General

The Plan is a defined contribution plan established by the Company on February 1, 1997. All U.S. associates of the Company who are not covered by a plan of a related company and have completed at least 1,000 hours of service in a consecutive 12-month period are eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of ERISA.

The responsibility for operation and administration of the Plan (except for investment management and control of assets) is vested in the Plan’s Administrative Committee of the Company ("Administrative Committee").

The trustee function of the Plan is performed by Merrill Lynch Trust Company of America ("Trustee"). The Trustee receives and holds contributions made to the Plan in trust and invests those contributions as directed by participants and according to the policies established by the Administrative Committee. The Trustee makes payouts from the Plan in accordance with the Plan document. The Trustee is affiliated with Merrill

Wal-Mart Stores, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Lynch, Pierce, Fenner & Smith, Inc., the parent corporation of the Trustee and manager of the Merrill Lynch Equity Index Trust and the Retirement Preservation Trust, which are investment options offered under the Plan to participants. Merrill Lynch is also the recordkeeper for the Plan.

Contributions

All eligible associates participate in the Plan and may elect to contribute from 1% to 10% of their eligible wages. Whether or not an associate contributes to the Plan, he or she will receive a portion of the Company’s contribution if they meet certain eligibility requirements. To be eligible to receive a Company contribution, the associate must complete at least 1,000 hours of service during the Plan year for which the contribution is made, and be employed on the last day of that Plan year (January 31).

At the end of each Plan year, Wal-Mart’s contribution (if any) will be determined for that Plan year. The Company’s contribution for each associate will be a percentage of the associate’s eligible wages for the Plan year. Wal-Mart’s contribution is discretionary and can vary from year to year.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution to the Plan made on the associate’s behalf, and (b) an allocation, as defined, of Plan earnings. The benefit to which a participant is entitled from the Plan is dependent on the amount in the participant’s account.

Company contributions to the Plan are invested in accordance with the investment elections made by each participant for deposit in his or her account.

Vesting

Participants are immediately vested in all contributions to their accounts, plus actual earnings thereon.

Wal-Mart Stores, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits and Withdrawals

The normal form of payment upon a participant’s separation from the Company is a lump-sum payment in cash for the balance of the participant’s account. Participants may also elect to receive a single lump-sum payment in whole shares of Company stock, with partial or fractional shares paid in cash. To the extent the participant’s account is not invested in Company stock, the account balance will automatically be distributed in cash. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company. The Plan permits withdrawals of participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service ("IRS").

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan by giving written notice, subject to the provisions of ERISA. In the event of a complete or partial termination of this Plan or a complete discontinuance of contributions to it, the accounts of the Participants shall be fully and immediately nonforfeitable. The Trust shall remain in effect (unless it is specifically terminated) and the Trust assets shall be administered in the manner provided by the terms of the Trust and distributed as soon as administratively feasible.

Investment Options

Participant investment choices include a variety of mutual funds, common collective trusts and Wal-Mart stock. The associate may change their selections at any time throughout the year.

2. Income Tax Status

The Plan has received a letter of determination dated November 26, 1997, from the IRS stating that the Plan is qualified under Section 401(k) of the Internal Revenue Code ("IRC") and, therefore, the related Trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Company

Wal-Mart Stores, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Income Tax Status (continued)

management believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related Trust is tax exempt.

3. Summary of Accounting Policies

The preparation of the financial statements in conformity with generally accepted accounting principles requires Plan management to use estimates that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

Shares of registered investment companies are valued at published prices which represent the net asset values of shares held by the Plan at year end. Wal-Mart common stock is stated at fair value which equals the quoted market price on the last business day of the year. Investments in common collective trust funds are stated at the fair value of the underlying assets determined by the Trustee. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Committee members are appointed by the Company to administer the Plan. The Company bears all costs associated with administering the Plan, except for minor administration expenses paid by the Plan.

Certain prior year amounts have been reclassified to conform to current year presentation.

4. Investments

The Trustee holds the Plan’s investments and executes all investment transactions. All investment information disclosed in the accompanying financial statements and schedules, including investments held at January 31, 2000 and 1999, and net appreciation in fair value of investments, and dividends for the year ended January 31, 2000, was obtained or derived from information supplied to the plan administrator and certified as complete and accurate by the Trustee.

Wal-Mart Stores, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

4. Investments (continued)

During fiscal year 2000 the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Appreciation in Fair Value of Investments (In Thousands)

Common Stock	$23,597
Mutual Funds	52,526
Common Collective Trust	10,242
Total	$86,365

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	January 31
	2000	1999
	(In Thousands)

Wal-Mart Stores, Inc. Common Stock	$147,214	$58,426
Merrill Lynch Retirement Preservation Fund	205,191	96,944
Merrill Lynch Equity Index Fund	158,649	79,359
PIMCO Total Return Fund	77,165	42,798
Ivy International Fund	73,436	58,618
Putnam New Opportunities Fund	153,997	78,227

Wal-Mart Stores, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	January 31
	2000	1999
	(In Thousands)

Net assets available for benefits per the financial statements	$1,007,295	$580,942
Amounts allocated to withdrawing participants	(26,521)	(4,060)
Net assets available for benefits per the form 5500	$ 980,774	$576,882

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

(In Thousands)
Benefit payments per the financial statements	$54,894
Add: Amounts allocated to withdrawing participants at January 31, 2000	26,521
Less: Amounts allocated on Form 5500 to withdrawn participants at beginning of year	(4,060)
Benefit payments per the Form 5500	$77,355

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to January 31, 2000, but not yet paid as of that date.

Pge 11 of 13

Supplemental Schedules

Wal-Mart Stores, Inc.
401(k) Retirement Savings Plan

EIN#: 71-0415188
Plan#: 003

Schedule H Line 4i—Schedule of Assets Held
for Investment Purposes At End of Year

January 31, 2000

(a)	(b) (c) Identity of Issue, Borrower, Lessor, or Similar Party	(e) Current Value
(In Thousands)

*	Wal-Mart Stores, Inc. common stock	$147,214

*	Merrill Lynch Equity Index Fund	158,649
*	Merrill Lynch Retirement Preservation Fund	205,191
	PIMCO Total Return Fund	77,165
	Ivy International Fund	73,436
	Putnam New Opportunities Fund	153,997
	Total investments	$815,652

* Party-in-interest

Note: Column (d) is not applicable for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WAL-MART STORES, INC.,
401(k) RETIREMENT SAVINGS PLAN

Date: July 21, 2000                                                           /s/ Debbie Davis-Campbell
                                                                                     &nbs ;        Debbie Davis-Campbell